SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

Shibuya Hikarie, 27th Floor

21-1 Shibuya 2-chome

Shibuya-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

Date: September 29, 2016	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

September 29, 2016

Company: LINE Corporation

Representative: Takeshi Idezawa CEO

Stock code: 3938 (First section of the Tokyo Stock Exchange)

Notice Regarding Investment in Snow Corporation

LINE Corporation (Headquarters: Shibuya-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; hereinafter “the Company”) announces that it passed a resolution during its board meeting held on September 29, 2016 to acquire ordinary shares newly issued by Snow Corporation (Headquarters: Gyeonggi-do, Korea; Representative Director: Kim Chang Wook; hereinafter “Snow”), developer and operator of the selfie app SNOW that is distributed primarily in Asia, through a third-party allotment (hereinafter “this Investment”).

1. Reasons for this Investment

Snow is the developer and operator of the selfie pic and video app SNOW, featuring face recognition-enabled stickers and GIF-enabled chat functionality. With SNOW, users pick from over 700 stickers and 30 types of filters to liven up their photos and videos, then send the finished product to their friends or post them within the SNOW app to give their friends a peek into what they are up to now. User numbers have been growing steadily since the app first launched in Korea, with service being expanded to Japan and China in November 2015 and February 2016, respectively. In Japan, the number of users has been growing rapidly, and the app has been ranked as No.1 in both iOS App Store’s free app Photo & Video category and Google Play’s Photography category.

By investing in the growing company Snow, the Company expects to contribute to the further expansion of Snow’s service. For the Company, the acquisition of shares in a company servicing Korea and China is expected to help solidify both companies’ relationship with each other and help the Company expand its business in these regions in the future as well as help improve value for the Company’s shareholders by providing new value to the users of the Company’s LINE service.

2. Details of this Investment

The Company will acquire approximately 110,000 ordinary shares newly issued by Snow through a third-party allotment. As a result, the Company will acquire a 25% voting interest in Snow, and Snow will become an equity method affiliate of the Company. Details of the contract to be entered into by the Company and Snow in connection with this Investment will be further discussed by both parties.

3. Overview of investee company

(1) Company Name	Snow Corporation

(2) Location	14-1 Pangyoyeok-ro, 192 beon, Bundang-gu, Seongnam, Gyeonggi-do, South Korea

(3) Representative, Title	Kim Chang Wook, Representative Director

(4) Business	Development and operation of a selfie app featuring face recognition-enabled stickers and GIF-enabled chat functionality

(5) Total Capitalization	1.7 billion won (Approx. 150 million yen(1))

(6) Established	August 1, 2016

(7) Major Shareholders and Ownership Percentage	NAVER Corporation, 100%
(8) Relationship between Snow and LINE	Capital	Not applicable.
	Human Resources	Not applicable
	Business	Not applicable
	Circumstances relevant to the related parties	NAVER Corporation, currently the 100% shareholder of Snow, owns approximately 81% of the Company’s issued shares (as of August 31, 2016).

(1)	Yen conversion rate is based on the exchange rate in effect as of September 26, 2016.

4. Timeline for this Investment

(1) Resolution by the board of directors	September 29, 2016

(2) Conclusion of Agreement	Early October 2016 (Tentative)

(3) Scheduled payment	Mid-October 2016 (Tentative)

5. Impact on Results

The impact of this Investment on the Company’s consolidated results for the current term is not expected to be material.

6. Matters related to Business with Controlling Shareholders

This Investment is not considered a “Significant Transaction, etc. with Controlling Shareholders” as stipulated by the Tokyo Stock Exchange’s Code of Corporate Conduct. However, the Company, as set forth in the Corporate Governance Report disclosed on July 15, 2016, has put in place an advisory committee comprised solely of external directors that deliberates on certain transactions involving related parties or conflicts of interest that are important to the Company, and final decisions on whether to proceed with such transactions are made by the Company’s board of directors after the completion of said deliberations by the advisory committee. The resolution by the board of directors approving this Investment has been concluded after sufficient deliberation by the advisory committee and the board’s assessment of a share valuation report from an independent third-party evaluation institution.